ICI announces the sale of Quest for £1,200 million

Imperial Chemical Industries PLC has reached an agreement to sell Quest, its flavours and fragrance business, to Givaudan for a gross cash consideration of £1,200 million, subject to closing balance sheet adjustments, including working capital and net debt.

Of the gross consideration, around £70 million will be used to provide for deal-related tax and costs. Of the balance, approximately £230 million will be used to reduce ICI’s post-retirement benefit deficits and around £900 million will be used in the near term to eliminate net debt. The transaction is expected to be earnings neutral in 2006; have an implied current year EBITDA multiple of over 15 times, and should give rise to a profit after tax of around £900 million. This will be accounted for as a special item in ICI’s Income Statement when the deal has been completed. Quest will be treated as ‘held for sale’ in the year end accounts.

Subject to approval by ICI shareholders, regulatory approval and employee consultation, it is hoped that completion will take place during Quarter 1, 2007. An Extraordinary General Meeting will be held in due course. Details of the EGM will be announced separately.

Under ICI’s ownership, Quest was expected to improve operating performance through delivering growth and margin enhancement in the medium-term. The consideration obtained by ICI reflects the strategic value of the business as a leading player in an attractive industry, as well as the expected performance improvement.

John McAdam, Chief Executive of ICI, commented: “The sale of Quest represents another major step towards realigning ICI.  The disposal proceeds will allow us to accelerate our investments in our strong coatings, adhesives and other specialty chemicals businesses to deliver higher levels of profitable growth.”

He added: “I would like to thank the Quest team for their outstanding efforts in rebuilding the performance and value of the Quest business over the past three years. This has resulted in the creation of significant shareholder value.”

In 2005 Quest had sales of £560 million and a trading profit of £52 million. Quest is headquartered in Naarden, The Netherlands, and employs around 3,400 globally with major activities in the US, UK, Continental Europe and Asia Pacific. As at 31 December 2005, Quest had gross assets of £374 million.

22 November 2006